UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 1, 2017

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-216272, 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591) AND FORM F-10 (FILE NO. 333-213234) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated April 4, 2017
•	Press Release dated April 7, 2017
•	Press Release dated April 18, 2017
•	Press Release dated April 28, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: May 1, 2017	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

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NEWS RELEASE

Enbridge and NDT Global Advance Research and Development of Next Generation Pipeline Inspection Technology

Calgary, Alberta, April 04, 2017 – Enbridge Inc. (Enbridge) (TSX:ENB)(NYSE:ENB) and NDT Global are taking the next leap in integrity management by partnering in a multi-year research and development project to advance innovation in pipeline inspection technology and ultimately, drive pipeline safety and reliability to a new level.

The multi-year collaboration agreement focuses on the development of a new generation of inspection tool that is targeted to even further improve pipe crack assessment. Enbridge and NDT Global have already been working together for 15 years on pipeline inspections and are at the forefront of the industry in advancing crack assessment with high resolution ultrasonic inspections. This joint investment will bring further innovation and a new technology capability to the existing integrity management programs.

“At Enbridge, we are continually looking for opportunities to enhance existing technologies, and progress new ones, in the areas of design, construction, operation and maintenance, to keep our pipelines safe,” said Walter Kresic, Enbridge’s Vice President Pipeline Integrity of Enbridge Pipelines Inc. “We believe this next generation project with NDT Global will build on the industry leading tools and technology we already use, and further enhance our ability to inspect, monitor and prioritize cracking threats in pipelines,” added Mr. Kresic.

Enbridge works with organizations around the globe that provide best-in-class technologies for keeping pipelines safe, assisting such organizations to develop the technologies, including in-line inspection tools, ever further. In-line inspection tools, known in the industry as “intelligent pigs,” are highly complex pieces of equipment that use sophisticated sensor technology and powerful computation to inspect pipes millimeter by millimeter, with a level of detail similar to that provided by MRI and ultrasound technology in the medical industry. They are essential to Enbridge’s program of pipeline integrity management.

“NDT Global’s long-term goal is to eliminate pipeline failure due to pipe integrity defects,” said Mario Lemme, CEO of NDT Global. “Achieving this requires collaboration in long-term research and development projects. We are delighted to collaborate closely with Enbridge on this initiative, which offers a real opportunity to make a breakthrough in crack assessment capability.”

The scope of the new project is aimed at evolving existing inline inspection performance. Enbridge and NDT Global have set ambitious goals for improving the ability to accurately and consistently find crack features. An important step in this research and development program will be to prove the equipment capability by conducting test runs within the Enbridge pipelines in Canada and the U.S.

Enbridge invests significantly in the fitness of its systems and in leak detection, and in the past five years spent more than $4.9-billion on programs that help Enbridge maintain the fitness of its systems across operations in Canada and the U.S.

“Investing in research and innovation is an important component of our approach to pipeline safety, benefiting Enbridge and the industry as a whole,” concluded Mr. Kresic.

Forward Looking Information

Certain information provided in this news release constitutes forward-looking statements. Although Enbridge believes these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties. A further discussion of the risks and uncertainties facing Enbridge can be found in the Enbridge’s filings with Canadian and United States securities regulators. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

About NDT Global

NDT Global is a leading supplier of ultrasonic pipeline inspection and pipeline integrity management. Its state-of-the art inspection fleet provides the entire inline inspection service spectrum for onshore and offshore pipelines worldwide. The full range of services includes; geometry and deformation inspection, metal loss and crack inspection, defect assessment and fitness-for-purpose investigations.

First run success, best data quality and rapid report delivery are our key benchmarks. A skilled engineering and project management team, complemented by one of the best data analysis teams in the industry, has inspected and analyzed millions of kilometers of pipelines worldwide. The company has offices in Australia, Canada, Germany, Ireland, Mexico, UAE, UK and USA. For more information, visit www.ndt-global.com.

About Enbridge Inc.

Enbridge Inc. is North America’s premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The Company delivers an average of 2.8 million barrels of crude oil each day through its Mainline and Express Pipelines, accounts for nearly 68% of U.S.-bound Canadian crude oil production, and moves approximately 20% of all natural gas consumed in the U.S., serving key supply basins and demand markets. The Company’s regulated utilities serve approximately 3.5 million retail customers in Ontario, Quebec, New Brunswick and New York State. Enbridge also has a growing involvement in electricity infrastructure, with interests in more than 2,500 MW of net renewable generating capacity, and an expanding offshore wind portfolio in Europe. The Company has ranked on the Global 100 Most Sustainable Corporations index for the past eight years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB.

Life takes energy and Enbridge exists to fuel people’s quality of life. For more information, visit www.enbridge.com.

For further information, please contact:

NDT Global Corporate Limited

John Fallon, VP Global Marketing

T +353 1 685 20 42

M +49 152 90 02 75 82 or +1 224 765 90 13

john.fallon@ndt-global.com

Enbridge Inc.

Suzanne Wilton, Media Relations

(403) 231-7385 or 1-888-992-0997

Email: Suzanne.wilton@enbridge.com

NEWS RELEASE

Enbridge Recommends Shareholders Reject TRC Capital’s “Mini-Tender Offer”

CALGARY, ALBERTA – April 7, 2017 – Enbridge Inc. (TSX, NYSE:ENB) (Enbridge) has been notified of an unsolicited mini-tender offer made by TRC Capital Corporation (TRC Capital) to purchase up to 2,500,000 common shares of Enbridge, or approximately 0.15% of the company’s outstanding common shares, at a price of $53.38 per share. Enbridge does not endorse this unsolicited offer, has no association with TRC Capital or its offer, and recommends that shareholders do not tender their Enbridge shares to the offer.

Enbridge cautions shareholders that the mini-tender offer has been made at a price below market price for Enbridge shares. The offer represents a discount of 4.47% on the Toronto Stock Exchange closing price and 4.58% on the New York Stock Exchange closing price for Enbridge common shares on April 4, 2017, the last trading day before the mini-tender offer was commenced.

About Enbridge Inc.

Enbridge Inc. is North America’s premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The Company safely delivers an average of 2.8 million barrels of crude oil each day through its Mainline and Express Pipeline, and accounts for nearly 68% of U.S.-bound Canadian crude oil production, and moves approximately 20% of all natural gas consumed in the U.S. serving key supply basins and demand markets. The Company’s regulated utilities serve approximately 3.5 million retail customers in Ontario, Quebec, New Brunswick and New York State. Enbridge also has a growing involvement in electricity infrastructure with interests in more than 2,500 MW of net renewable generating capacity, and an expanding offshore wind portfolio in Europe. The Company has ranked on the Global 100 Most Sustainable Corporations index for the past eight years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB.

Life takes energy and Enbridge exists to fuel people’s quality of life. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community
Suzanne Wilton	Jonathan Gould
(403) 231-7385 or Toll Free: (888) 992-0997	(403) 231-3916 or Toll Free: (800) 481-2804
Email: suzanne.wilton@enbridge.com	Email: jonathan.gould@enbridge.com

NEWS RELEASE

Enbridge Inc. Closes Secondary Offering of Enbridge Income Fund Holdings Inc. Shares; Over-Allotment Option Fully Exercised for Gross Proceeds of Approximately $0.6 Billion

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER U.S. NEWSWIRE SERVICES

CALGARY, ALBERTA, April 18, 2017 – Enbridge Inc. (TSX: ENB) (NYSE: ENB) (Enbridge or the Company) and Enbridge Income Fund Holdings Inc. (TSX: ENF) (EIFH) today announced the closing of the previously announced secondary offering (the Secondary Offering) of EIFH common shares (Common Shares) through a syndicate of underwriters (the Underwriters) led by BMO Capital Markets, CIBC Capital Markets and Scotiabank. Under the Secondary Offering, 17,347,750 Common Shares of EIFH were sold to the public, including 2,262,750 Common Shares sold in connection with the full exercise of the Underwriters’ over-allotment option, at a price of $33.15 per Common Share, for gross proceeds to Enbridge of $575,077,913.

Immediately prior to the closing of the Secondary Offering, Enbridge exchanged 21,657,617 ordinary units (Fund Units) of Enbridge Income Fund (the Fund) for an equivalent amount of Common Shares (the Exchange). In order to maintain its 19.9 percent interest in EIFH, Enbridge retained 4,309,867 Common Shares issued pursuant to the Exchange and sold the balance under the Secondary Offering. EIFH did not receive any proceeds from the Secondary Offering and Enbridge will pay all expenses and fees associated with the Secondary Offering. The proceeds of the Secondary Offering will initially be used by Enbridge to pay down short-term debt, pending reinvestment by Enbridge in its growing portfolio of secured projects. With the completion of the Secondary Offering, Enbridge’s economic interest in the Fund Group (made up of the Fund, Enbridge Commercial Trust and Enbridge Income Partners LP) has been reduced from 86.9 percent to 84.6 percent.

Immediately prior to the Exchange, Enbridge held 94,150,000 Fund Units directly and indirectly, representing 43.1 percent of the issued and outstanding Fund Units. Following the Exchange, Enbridge holds 72,492,383 Fund Units directly and indirectly, representing approximately 33 percent of the issued and outstanding Fund Units.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Common Shares in any jurisdiction. The Common Shares offered have not been registered under the United State Securities Act of 1933, as amended, and may not be offered or sold within the United States.

Forward-Looking Statements Regarding Enbridge Inc.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this news release include, but are not limited to, statements with respect to the Secondary Offering, including the, the use of proceeds. Although the Company and EIFH believe that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of assumptions, risks and uncertainties pertaining, but not limited to, financial strength and flexibility; debt and equity market conditions; project construction and completion; in-service dates; operating performance; regulatory parameters; weather; economic and competitive conditions; exchange rates, inflation and interest rates; changes in tax law and tax rates; counterparty risk; and supply of and demand for commodities and commodity prices. A further discussion of the risks and uncertainties facing the Company and EIFH can be found in the Company’s filings with Canadian and United States securities regulators and EIFH’s filings with Canadian securities regulators. While the Company and EIFH make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, the Company and EIFH assume no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

About Enbridge Inc.

Enbridge Inc. is North America’s premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The Company safely delivers an average of 2.8 million barrels of crude oil each day through its Mainline and Express Pipeline, and accounts for nearly 68% of U.S.-bound Canadian crude oil production, and moves approximately 20% of all natural gas consumed in the U.S. serving key supply basins and demand markets. The Company’s regulated utilities serve approximately 3.5 million retail customers in Ontario, Quebec, New Brunswick and New York State. Enbridge also has a growing involvement in electricity infrastructure with interests in more than 2,500 MW of net renewable generating capacity, and an expanding offshore wind portfolio in Europe. The Company has ranked on the Global 100 Most Sustainable Corporations index for the past eight years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB.

Life takes energy and Enbridge exists to fuel people’s quality of life. For more information, visit www.enbridge.com.

ABOUT ENBRIDGE INCOME FUND HOLDINGS INC.

Enbridge Income Fund Holdings Inc. is a publicly traded corporation. EIFH, through its investment in Enbridge Income Fund indirectly holds high quality, low- risk energy infrastructure assets. Enbridge Income Fund’s assets consist of a portfolio of Canadian liquids transportation and storage businesses, including the Canadian Mainline, the Regional Oil Sands System, the Canadian segment of the Southern Lights Pipeline, Class A units entitling the holder to receive defined cash flows from the US segment of the Southern Lights Pipeline, a 50 percent interest in the Alliance Pipeline, which transports natural gas from Canada to the U.S., and interests in more than 1,400 MW of renewable and alternative power generation assets. Information about Enbridge Income Fund Holdings Inc. is available on EIFH’s website at www.enbridgeincomefund.com.

Enbridge Inc. will file early warning reports in connection with the Exchange and the Secondary Offering on the SEDAR profiles of EIFH and the Fund at www.sedar.com. To obtain a copy of the early warning report, please visit SEDAR at www.sedar.com or please contact:

Enbridge Inc.:

Jonathan Gould

Toll Free: (800) 481-2804

Email: investor.relations@enbridge.com

The head office of Enbridge is located at Suite 200, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8. Enbridge is a corporation existing under the laws of Canada.

The head office of each of EIFH and the Fund is located at Suite 200, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community
Enbridge Inc:
Suzanne Wilton	Jonathan Gould
(403) 231-7385 or Toll Free: (888) 992-0997	Toll Free: (800) 481-2804
Email: suzanne.wilton@enbridge.com	Email: investor.relations@enbridge.com

Enbridge Income Fund Holdings Inc.
Adam McKnight
(403) 266-7922 or Toll free: (800) 481-2804
Email: adam.mcknight@enbridge.com

NEWS RELEASE

Enbridge Inc. Announces Conclusion and Outcomes of Enbridge Energy Partners, L.P. Strategic Review

CALGARY, ALBERTA, April 28, 2017 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) (Enbridge or the Company) announced today that the strategic review of Enbridge Energy Partners, L.P. (NYSE:EEP) (EEP or the Partnership) has been completed. The following actions, together with the previously announced measures earlier this year, have been taken to restore EEP’s value proposition to its unitholders and to Enbridge.

Acquisition of Midcoast Assets – Enbridge, through its wholly owned U.S. subsidiary Enbridge Energy Company, Inc. (EECI), will acquire EEP’s interest in the Midcoast Gas Gathering & Processing business (Midcoast) for cash consideration of US$1.31 billion plus existing indebtedness of Midcoast Energy Partners, L.P. (MEP) (which was US$840 million as at March 31, 2017). Subsequent to the closing of the previously announced privatization of MEP, which closed on April 27, 2017, 100 percent of the Midcoast business will be owned by EECI.

Finalization of Bakken Pipeline System Joint Funding Agreement (JFA) – EECI and EEP finalized a JFA whereby the investment will be jointly owned 75 percent by EECI and 25 percent by EEP. The Bakken Pipeline System is expected to be placed into service during the second quarter of 2017 and is expected to generate strong and stable cash flows for both Enbridge and EEP.

EEP Redemption of Series 1 Preferred Units – EEP will redeem and repay US$1.6 billion of obligations related to its Series 1 Preferred Units outstanding to EECI, including US$357 million of accumulated deferred distributions. EEP will fund the US$1.2 billion face value of the preferred units by issuing US$1.2 billion of Class A common units to EECI, and repay the deferred distributions with a portion of the cash proceeds from the sale of the Midcoast assets. This transaction simplifies EEP’s capital structure and improves its credit profile.

In addition to the foregoing, the Board of the Partnership’s designate manager announced a reduction in EEP’s quarterly distribution from US$0.583 to US$0.350 per unit to unitholders of record at the close of business on May 8,, 2017. Retaining additional cash flow allows EEP to internally fund more of its attractive growth projects, alleviate near term equity capital requirements and strengthen its balance sheet.

“EEP holds some of our most strategic and high quality, long-life, critical energy infrastructure assets in North America,” said Al Monaco, President and CEO of Enbridge. “The objective of the strategic review was to re-establish EEP as an effective sponsored vehicle for the benefit of EEP unitholders and Enbridge. We believe today’s actions, and those undertaken earlier this year, achieve this objective by returning EEP to a pure-play liquids pipeline MLP – with premium low-risk assets, a strong financial position, self-funding capability, ample distribution coverage and visible growth. Both EEP unitholders and Enbridge shareholders will continue to derive value from these unique assets in the near term and in the years to come.”

On January 27, EEP and Enbridge announced interim measures to alleviate EEP’s near-term funding requirements and enhance its cash flows, including the acquisition by Enbridge of the public float in MEP, the finalization of a joint funding arrangement for the U.S. portion of the Line 3 Replacement Project (L3R), and the exercise of EEP’s option for an additional 15 percent interest in the cash generating Eastern Access Project. Those initiatives, together with those announced today, reposition EEP as a compelling low-risk investment. The transactions result in a more streamlined capital structure at EEP and simplify Enbridge’s holdings in the Partnership by eliminating certain classes of preferred and partnership units. There are no other material support actions by Enbridge required, nor are any further actions contemplated.

The combined restructuring actions have the overall effect of Enbridge acquiring all of EEP’s gas gathering and processing business and a 99 percent interest in L3R in exchange for approximately US$1.1 billion in net cash and the transfer to EEP of a 15 percent interest in the Eastern Access Expansion. EEP will initially hold a 25 percent interest in the Bakken System Pipeline investment and an initial 1 percent interest in L3R with options to increase its ownership in these two strong projects by 20 percent and 39 percent, respectively. Together with a third existing option, a 15 percent interest in the Mainline Expansion project, EEP will hold options for a total capital investment opportunity of US$1.6 billion. Enbridge will realize reduced distributions from EEP as a result of EEP’s reduction in unitholder distributions.

Enbridge Sponsored Vehicle Strategy

With regard to Enbridge’s overall sponsored vehicle strategy, Mr. Monaco added: “We believe that sponsored vehicles can be an effective way to hold and grow energy infrastructure assets and they can provide a good source of funding that can optimize the overall cost of capital for the Enbridge group, much like they have done for us over time.”

“That said, removing unnecessary complexity from our business has always been a priority for Enbridge where it makes sense. Since the beginning of the year, our structure has been streamlined by privatizing MEP, consolidating DCP Midstream L.P. (DCP) and restoring EEP’s value proposition. This leaves us with two strong pure-play pipeline MLPs: one being a liquids pipeline business (EEP) and the other a natural gas pipeline business (Spectra Energy Partners, L.P. (SEP) – NYSE:SEP). We also have an interest in DCP – a pure-play premier gas gathering and processing business, which is now also well positioned within its sector. There are no plans for other major changes; however, we will review our structure on an on-going basis with a view to rationalizing our holdings to maximize transparency and shareholder value.”

SEP will be maintained as a long-haul natural gas pipeline business with a continuation of its compelling investor value proposition. There is no plan or intention to transfer the Midcoast assets to SEP.

All of the strategic review actions are scheduled to close by the end of the first half of this year and are not expected to be material. Enbridge will be providing its first quarterly financial results post the Spectra transaction along with its combined 2017 financial outlook on May 11.

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FORWARD-LOOKING INFORMATION

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “believe” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the strategic review of EEP and the transactions or other actions arising from such review, including with regards to the timing and closing of such transactions and the anticipated benefits and efficiencies to be derived therefrom; the Company’s funding of its investment in EEP and MEP; the financing arrangements between the Company, EECI, EEP and MEP; longer-term funding options and other future support actions; project in service dates and cash flow projections; the Company’s financial outlook and projections; and the Company’s overall sponsored vehicle strategy, including with regards to any future review or changes of the sponsored vehicle structure or any transactions involving the sponsored vehicles. Although the Company believes these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of assumptions, risks and uncertainties pertaining to the terms, timing and completion of the proposed transactions and strategic review and the realization of anticipated benefits and efficiencies; interim financing and longer-term funding, including definitive terms thereof; operating performance; future business prospects and performance; financial strength and flexibility; debt and equity market conditions; regulatory parameters; customer, shareholder, regulatory and other stakeholder approvals and support; anticipated in service dates; economic and competitive conditions; exchange rates, inflation and interest rates; changes in tax law and tax rates; counterparty risk; the availability and price of labour and construction materials; and supply of and demand for commodities and commodity prices. A further discussion of the risks and uncertainties facing the Company can be found in the Company’s filings with Canadian and United States securities regulators. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, the Company assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

About Enbridge Inc.

Enbridge Inc. is North America’s premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The Company safely delivers an average of 2.8 million barrels of crude oil each day through its Mainline and Express Pipeline, and accounts for nearly 68% of U.S.-bound Canadian crude oil production, and moves approximately 20% of all natural gas consumed in the U.S. serving key supply basins and demand markets. The Company’s regulated utilities serve approximately 3.5 million retail customers in Ontario, Quebec, New Brunswick and New York State. Enbridge also has a growing involvement in electricity infrastructure with interests in more than 2,500 MW of net renewable generating capacity, and an expanding offshore wind portfolio in Europe. The Company has ranked on the Global 100 Most Sustainable Corporations index for the past eight years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB.

Life takes energy and Enbridge exists to fuel people’s quality of life. For more information, visit www.enbridge.com

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.

Media	Investment Community
Suzanne Wilton	Jonathan Gould
(403) 231-7385 or Toll Free: (888) 992-0997	(403) 231-3916 or Toll Free: (800) 481-2804
Email: suzanne.wilton@enbridge.com	Email: investor.relations@enbridge.com

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